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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Hyperion Brookfield Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

GMAM Investment Funds Trust 13-3160892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

EP

Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

EP

Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Promark Investment Advisors, Inc. 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

IA, CO

Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Promark Trust Bank, National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

BK

Page 5 of 17 Pages

Explanatory Note

This Amendment Number 13 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), as amended by Amendment Number 1 thereto on January 12, 2004 (“Amendment No. 1”), as further amended by Amendment Number 2 thereto on February 4, 2004 (“Amendment No. 2”), as further amended by Amendment Number 3 thereto on April 5, 2004 (“Amendment No. 3”), as further amended by Amendment Number 4 thereto on May 12, 2004 (“Amendment No. 4”), as further amended by Amendment Number 5 thereto on June 3, 2004 (“Amendment No. 5”), as further amended by Amendment No. 6 thereto on June 23, 2004 (“Amendment No. 6”), as further amended by Amendment No. 7 thereto on May 11, 2005 (“Amendment No. 7”), as further amended by Amendment No. 8 thereto on September 21, 2005 (“Amendment No. 8”), as further amended by Amendment No. 9 thereto on October 31, 2005 (“Amendment No. 9”), as further amended by Amendment No. 10 thereto on October 16, 2006, as further amended by Amendment No. 11 thereto on November 28, 2007, and as further amended by Amendment No. 12 thereto on December 21, 2007, filed by GMAM Group Pension Trust I (the “GMAM I Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Company (successor to General Motors Corporation) (“GM”) (the “Plans”); Promark Investment Advisors, Inc. (f/k/a General Motors Investment Management Corporation), a Delaware corporation (“Promark”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; GMAM Investment Funds Trust (the “GIFT Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain Plans; and Promark Trust Bank, National Association (f/k/a General Motors Trust Bank, National Association), a national bank subject to regulation by the Office of the Comptroller of the Currency, as trustee of the GIFT Trust (“PTB”). The GMAM I Trust, the GIFT Trust, Promark and PTB are referred to herein as the “Reporting Persons.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Items 3, 4, 5 and 7 are hereby amended and supplemented as follows.

Item 3. Source and Amount of Funds or Other Consideration

The GMAM I Trust paid $100 million to the Fund on December 17, 2003 in exchange for 10,000,000 shares of common stock of the Fund (“Shares”). The GIFT Trust paid $50 million to the Fund on January 2, 2004 in exchange for 5,000,000 Shares. The GMAM I Trust paid $50 million to the Fund on February 2, 2004 in exchange for 4,963,698.49 Shares. The GIFT Trust paid $50 million to the Fund on April 1, 2004 in exchange for 4,906,771.34 Shares. The GIFT Trust paid $50 million to the Fund on May 10, 2004 in exchange for 4,926,108.37 Shares. The GMAM I Trust paid $60 million to the Fund on June 1, 2004 in exchange for 5,928,853.75 Shares. The GIFT Trust paid $50 million to the Fund on June 21, 2004 in exchange for 4,926,108.37 Shares. The GMAM I Trust paid $50 million to the Fund on May 2, 2005 in exchange for 4,752,851.71 Shares. The GIFT Trust paid $50 million to the Fund on September 1, 2005 in exchange for 4,897,159.647 Shares. The GMAM I Trust paid $27.5 million to the Fund on October 3, 2005 in exchange for 2,693,437.806 Shares. The GMAM I Trust paid $20 million to the Fund on September 1, 2006 in exchange for 1,937,984.50 Shares. The GMAM I Trust paid $50 million to the Fund on November 1, 2007 in exchange for 6,553,079.948 Shares. The source of the consideration for such acquisitions is the assets of certain of the Plans. On December 6, 2007, the GIFT Trust sold 14,164,305.95 shares to the Fund in the Fund’s tender offer in exchange for $100 million. Also, in December 2007, GMAM I Trust and GIFT Trust acquired an aggregate of approximately 27,041,788.93 Shares under the Fund’s dividend reinvestment plan. On November 4, 2009, GMAM I Trust and the GIFT Trust received final liquidation proceeds in connection with the Fund’s plan of liquidation and dissolution.

Item 4. Purpose of Transaction

The purpose of the acquisitions of Shares was to acquire an interest in the Fund, which is a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. The purpose of the disposition of Shares by the GIFT Trust in the Fund’s tender offer, which expired on December 6, 2007, was to liquidate a portion of its holdings in the Fund. On November 4, 2009, GMAM I Trust and the GIFT Trust received final liquidation proceeds in connection with the Fund’s plan of liquidation and dissolution.

Page 6 of 17 Pages

As of the date of this filing, the Fund has been liquidated and dissolved, therefore, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) On November 4, 2009, GMAM I Trust and GIFT Trust received final liquidation proceeds in connection with the Fund’s plan of liquidation and dissolution (the “Fund Liquidation”). The Fund Liquidation was conducted in two parts on October 20, 2009 and October 30, 2009. In the first liquidation, the GMAM I Trust received proceeds of $83,652,027.59 for 44,377,733.47 Shares. In the second liquidation, the GMAM I Trust received proceeds of $38,681,668.71 for 21,091,422.41 Shares. In the first liquidation, the GIFT Trust received proceeds of $33,241,348.36 for 17,634,667.56 Shares. In second liquidation, the GIFT Trust received proceeds of $15,371,185.39 for 8,381,235.22 Shares. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Because the Fund has been liquidated and dissolved, neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) The following transactions were effected since August 20, 2009:

Identity of Entity	Date of Transaction	Type of Security	Nature of Transaction	Number of Securities	Price per Share
GMAM I Trust	October 20, 2009	Common Stock	Liquidation proceeds	44,377,733.47	$1.89
GIFT Trust	October 20, 2009	Common Stock	Liquidation proceeds	17,634,667.56	$1.89
GMAM I Trust	October 30, 2009	Common Stock	Liquidation proceeds	21,091,422.41	$1.83
GIFT Trust	October 30, 2009	Common Stock	Liquidation proceeds	8,381,235.22	$1.83

(d) Promark as the named fiduciary of the Plans with respect to investments has the authority to direct GMTB to make payments from the GIFT Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT Trust) to other trusts under the Plans and to other persons.

(e) As of November 4, 2009, the Reporting Persons ceased to beneficially own any Shares of the Fund.

Page 7 of 17 Pages

Item 7. Material to be filed as Exhibits

EXHIBIT 1 - Joint Filing Agreement dated January 15, 2010, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 8 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST
(by Promark Trust Bank, National Association)

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

Date: January 15, 2010

Page 9 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by Promark Investment Advisors, Inc.)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

Date: January 15, 2010

Page 10 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMARK INVESTMENT ADVISORS, INC.

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

Date: January 15, 2010

Page 11 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMARK TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

Date: January 15, 2010

Page 12 of 17 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS COMPANY

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Company is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM
Daniel F. Akerson	Director	Managing Director and Head of Global Buyout, The Carlyle Group

David Bonderman	Director	Co-Founding Partner, TPG

Erroll B. Davis, Jr.	Director	Chancellor, University System of Georgia

Stephen J. Girsky	Director	President, S. J. Girsky & Company

E. Neville Isdell	Director

Robert D. Krebs	Director

Kent Kresa	Director

Philip A. Laskawy	Director

Timothy E. Lee	President, GM International Operations

Christopher P. Liddell	Vice Chairman and Chief Financial Officer

Robert A. Lutz	Vice Chairman

Kathryn V. Marinello	Director	President and Chief Executive Officer, Ceridian Corporation

Michael P. Millikin	Vice President and General Counsel

David N. Reilly	President, GM Europe

Mark Reuss	President, GM North America

Patricia F. Russo	Director

Carol M. Stephenson	Director	Dean, Richard Ivey School of Business, The University of Western Ontario

Thomas G. Stephens	Vice Chairman, Global Product Operations

Edward E. Whitacre, Jr.	Chairman of the Board of Directors and Chief Executive Officer

Page 13 of 17 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PROMARK INVESTMENT ADVISORS, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Promark Investment Advisors, Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH PROMARK	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF PROMARK
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Michael J. Connors	Vice President, Investment Administration

Nancy C. Everett	Chairperson of the Board of Directors and Chief Executive Officer

Florence Fong-Lopez	Vice President, Credit Markets Group

David E. Hartman	Vice President and General Counsel

Elizabeth J. Kale	Director, Chief Client Officer

Tony Duen-Li Kao	Chief Investment Officer

Michael E. Klehm	Director, President, Chief Operating Officer, Chief Financial Officer and Treasurer

Milla Krasnopolsky	Managing Director, Strategic Solutions and High Quality Fixed Income

Mary A. Mullin	Chief Compliance Officer

Robin H. Rocchi	Vice President, Investment Programs and Director, Global Equity

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Equity and Trading

John S. Stevens	Managing Director, Absolute Return Strategies and GTAA

Edgar J. Sullivan	Managing Director, Investment Advisory

Mark R. Szycher	Vice President, Enterprise Risk Management

Page 14 of 17 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PROMARK TRUST BANK, NATIONAL ASSOCIATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Promark Trust Bank, National Association is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH PTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF PTB
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Michael J. Connors	Vice President, Investment Administration

Nancy C. Everett	Chairperson of the Board of Directors and Chief Executive Officer

Florence Fong-Lopez	Vice President, Credit Markets Group

David E. Hartman	Vice President and General Counsel

Elizabeth J. Kale	Director, Chief Client Officer

Tony Duen-Li Kao	Chief Investment Officer

Michael E. Klehm	Director, President, Chief Operating Officer, Trust Officer, Chief Financial Officer and Treasurer

Scott G. Koeber	Director	Chief Compliance Officer, Performance Equity Management, LLC

Milla Krasnopolsky	Managing Director, Strategic Solutions and High Quality Fixed Income

Mary A. Mullin	Chief Compliance Officer

Robin H. Rocchi	Vice President, Investment Programs and Director, Global Equity

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Equity and Trading

John S. Stevens	Managing Director, Absolute Return Strategies and GTAA

Edgar J. Sullivan	Managing Director, Investment Advisory

Mark R. Szycher	Vice President, Enterprise Risk Management

G. Michael Watry	Director

Page 15 of 17 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement dated January 15, 2010 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 16 of 17 Pages

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 13 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Brookfield Collateralized Securities Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 15, 2010

GMAM INVESTMENT FUNDS TRUST (by Promark Trust Bank, National Association)

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I
(as directed by Promark Investment Advisors, Inc.)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

PROMARK INVESTMENT ADVISORS, INC.

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

PROMARK TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Milla Krasnopolsky
Name:	Milla Krasnopolsky
Title:	Managing Director, Strategic Solutions & High Quality Bonds

Page 17 of 17 Pages